Exhibit 99.3

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company ROYAL & SUN ALLIANCE INSURANCE GROUP PLC	2.	Name of shareholder having a major interest BRANDES INVESTMENT PARTNERS L.P.

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 SHAREHOLDER NAMED IN 2 ABOVE	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them NOT NAMED – 160 CUSTODIAN BANKS UNAFFILIATED WITH BRANDES

5.	Number of shares/amount of stock acquired N/A	6.	Percentage of issued class N/A	7.	Number of shares/amount of stock disposed NOT DISCLOSED	8.	Percentage of issued class NOT DISCLOSED

9.	Class of security ORDINARY SHARES OF 27.5 PENCE EACH	10.	Date of transaction 11 MAY 2006	11.	Date company informed 15 MAY 2006

12.	Total holding following this notification 111,819,613 ORDINARY SHARES	13.	Total percentage holding of issued class following this notification 3.8%

14.	Any additional information A TOTAL OF 14,865,365 ORDINARY SHARES INCLUDED IN THE TOTAL ARE HELD IN THE FORM OF ADRs, WHERE ONE ADR REPRESENTS FIVE ORDINARY SHARES.	15.	Name of contact and telephone number for queries LUKE THOMAS 020 7111 7032

16.	Name of authorised company official responsible for making this notification MARK CHAMBERS GENERAL COUNSEL AND GROUP COMPANY SECRETARY

Date of notification: 15 May 2006